December 17, 2010

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File Number: 001-14817

Dear Mr. Shenk:

As discussed in our phone call on November 5, 2010, the Company provided a partial response to the SEC Staff’s comments on November 15, 2010. Below is the Company’s remaining response to the Staff’s comments as set forth in your letter dated September 7, 2010, regarding PACCAR Inc’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended June 30, 2010. For convenience, each of your letter’s comments has been reproduced in italics.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis

2009 Compared to 2008, page 24

4.	Refer to your response to our prior comment 6. We note that the percentage return on revenues (defined as income before income taxes divided by revenues) for financial services decreased materially in 2009 from 2008, notwithstanding the higher impairments and truck losses in 2009, without explanation. We believe the intended revised disclosure indicated in the response should also discuss the material factors for the decrease with quantification of the relative impact of each on the percentage so that investors may understand the magnitude of each. Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure that includes this analysis.

Response:

The percentage pre-tax return on revenue for financial services decreased to 8.4% in 2009 from 17.2% in 2008 as noted in the table below.

Revenues ($ millions)	2009	% of Revenue	2008	% of Revenue	Increase (Decrease) in Return on Revenue %
Interest and fees	$501.8		$683.4
Operating lease, rental and other income	508.0		579.5

Total Revenues	1,009.8	100.0%	1,262.9	100.0%
Interest and other borrowing expenses	291.8	28.9%	394.1	31.2%	2.3%
Depreciation and other	442.5	43.8%	437.8	34.7%	-9.1%

	734.3	72.7%	831.9	65.9%	-6.8%
Finance and lease margin	275.5	27.3%	431.0	34.1%	-6.8%
Selling, general and administrative	86.5	8.6%	111.2	8.8%	0.2%
Provision for losses on receivables	104.4	10.3%	102.9	8.1%	-2.2%

Income before income taxes	$84.6	8.4%	$216.9	17.2%	-8.8%

For the Staff’s information, the primary reason for the 8.8 percentage point decrease in pre-tax return on revenue is the 9.1 percentage point decrease in pre-tax return on revenue related to depreciation and other expenses on operating leases as shown in the table above.

The Company believes the commentary and a tabular presentation of the change in revenue and expense for Financial Services, as shown below, will provide investors with an improved understanding of results of operations and intends to include these tables and the accompanying commentary in the MD&A of future filings.

Financial Services revenues decreased to $1.01 billion in 2009 from $1.26 billion in 2008. The decreased revenues in 2009 resulted from lower earning asset balances in all markets and lower yields in North America and Europe. Financial Services income before income taxes was $84.6 million in 2009 compared to $216.9 million in 2008. The decrease of $132.3 million was primarily due to lower finance margin of $79.3 million and lease margin of $76.2 million, partially offset by a decline in SG&A expense of $24.7 million from cost reduction efforts from the global economic recession consisting primarily of lower staffing and travel costs.

($ in Millions)	Interest and fees	Interest and other borrowing expenses	Finance Margin
2008	$683.4	$394.1	$289.3
Increase/ (Decrease)
Average finance receivables	(113.4)		(113.4)
Yields	(53.4)		(53.4)
Average debt balances		(67.6)	67.6
Borrowing rates		(26.8)	26.8
Currency translation	(14.8)	(7.9)	(6.9)

Total Increase/(Decrease)	(181.6)	(102.3)	(79.3)

2009	$501.8	$291.8	$210.0

Finance margin decreased to $210 million primarily due to lower average finance receivables and lower market interest rates. The lower average finance receivables reflect portfolio runoff from decreased retail loan and finance lease new business volume resulting from fewer retail sales of trucks, as well as lower dealer wholesale financing from dealer inventory reductions in Europe. Average debt balances declined reflecting a lower level of funding needed to fund the smaller financial services portfolio. Yields and borrowing rates declined due to lower market interest rates. Currency translation effects resulted primarily from a lower Euro vs. the U.S. dollar.

($ in Millions)	Operating Lease, rental and other income	Depreciation and other	Lease Margin
2008	$579.5	$437.8	$141.7
Increase/ (Decrease)
Operating Lease impairments		19.6	(19.6)
(Gains) Losses on returned lease assets	(9.1)	20.1	(29.2)
Used trucks taken on trade package	12.7	16.3	(3.6)
Average operating lease assets	(3.7)	(3.1)	(0.6)
Decrease in revenue and cost per asset	(36.0)	(17.4)	(18.6)
Currency translation	(14.5)	(12.6)	(1.9)
Insurance & other	(20.9)	(18.2)	(2.7)

Total Increase/(Decrease)	(71.5)	4.7	(76.2)

2009	$508.0	$442.5	$65.5

Lease margin declined $76.2 million to $65.5 million from $141.7 million in 2008. Operating lease impairments increased due to declining used truck prices. There were lower gains on sales of trucks returned from leases ($9.1 million) and higher losses on sales of trucks returned from leases of $20.1 million due to lower used truck prices as a result of the global economic recession. In 2009, the Financial Services segment began taking used trucks on trade packages resulting in higher revenues of $12.7 million from the sale of these trucks. The loss of $3.6 million is due to declining used truck prices and higher than anticipated costs to sell. Revenue and depreciation from operating leases decreased from lower average assets in the operating lease portfolio. Lower market demand resulted in a decrease in revenues and cost per asset of $36.0 million and $17.4 million, respectively. The decrease in revenue consisted of lower asset utilization (the proportion of available operating lease units that are being leased) of $10.2 million, lower lease rates of $13.2 million and lower fuel & service revenue of $12.6 million. The decrease in costs per asset are due to lower vehicle operating expenses (including lower fuel costs of $8.3 million) reflecting lower asset utilization levels. Currency translation effects resulted primarily from a lower Euro vs. the U.S. dollar. Insurance and other revenues and costs decreased primarily due to a reduction in the insurance portfolio.

The Company’s 2009 percentage pre-tax return on revenue for financial services decreased to 8.4% from 17.2% in 2008 primarily due to the factors cited above.

For the Staff’s information, the Company recognized a gain on returned lease assets of $9.1 million as revenue in 2008 instead of reducing depreciation expense.

Notes to the Consolidated Financial Statements

Note D. Finance and Other Receivables, page 47

14.	Refer to your response to prior comment 17. Please explain to us what you consider to be a finance receivable that has been modified as a trouble debt restructuring in each of the periods indicated in the response, and how you identified finance receivables for modification as a TDR. Also, tell us if there has been any change in any of these periods in what you consider to be a TDR or identification of a receivable for modification as a TDR.

Response:

The Company considers a modified loan receivable to be a TDR when the Company grants a concession to a loan customer that is experiencing financial difficulty in order to maximize the recovery of its net investment in the contract. A concession is when the Company revises payment terms including extending the original principal or interest payments from the original contractual terms and provides the revised terms at a lower than market rate considering the current credit quality of the customer, or the Company forgives amounts owed by the customer. This definition is consistent with the guidance on determining TDRs found in ASC 310-10. When approving loan modifications, the Company does not typically grant concessions, which is why the Company has few TDRs.

The Company does not routinely evaluate accounts that have been provided term extensions less than or equal to three months as they are considered insignificant delays. The Company regularly reviews large loan accounts considered to be higher risk and if such accounts are modified, the Company performs a TDR assessment. For example, when a smaller balance account that is not otherwise subject to specific impairment evaluation is modified due to a settlement in a bankruptcy proceeding that results in a concession, the Company accounts for the concession in accordance with ASC 310-10. The Company does not evaluate lease contracts for TDR accounting since lease contracts are excluded from the scope of ASC 310-10. The Company will include lease information required by ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” when required in future filings. Since the Company rarely forgives principal or interest, generally charges market interest rates at the time of modifications, or otherwise does not grant concessions other than giving customers additional time to make payments, the occurrence of TDRs is very low. Per further review of accounts identified as TDRs in the Company’s letter to the Staff on July 21, 2010, the Company has concluded that the amounts reported included modification with term extensions greater than three months, that since there was no concession granted, should not have been included as TDRs. The corrected figures are shown in the response to Comment 37.

In the future filings the Company will disclose all TDRs in accordance with ASC 310-40 if significant.

15.	In your response to prior comment 17, you state that “The Company only grants credit modifications when the full amounts due under the existing contract are included in the modified contract at an equal or higher interest rate.” Please tell us how you determined that the new modified interest rate is equal to or higher than the market rates for similar loans and how you considered the specific borrower characteristics including default status and state and age of the associated collateral in determining the market rate.

Response:

Before a finance receivable is modified, a new credit analysis is performed for that customer, which includes an evaluation of credit scores, financial condition, age, specification and condition of the underlying collateral, future cash flow projections, payment history and delinquency status with the Company. As part of the approval process for modified finance receivables, the Company considers what is the appropriate interest rate to charge for the modification and takes into consideration the term of the new finance receivable, the age, condition and specifications of the collateral, the credit quality of the customer and the market interest rates being charged for similar customer transactions.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

See the response to Comment 37 for information related to TDRs where the Company granted a concession.

16.	Your proposed revised disclosure in response to our prior comment 15 states, “a customer becomes contractually current….in certain cases, when the customer’s account is contractually modified.” In your response to our prior comment 17, you state that all loan and lease contracts that have been modified are included in the determination of past-due percentages based on their new contractual terms. Please clarify for us whether this means that previously past-due accounts are considered current for aging purposes immediately upon modification, regardless of whether additional payments have been received. If so, please tell us your basis for classifying these accounts as current. Also, for all finance receivables that have been modified (whether or not a TDR), tell us and disclose the respective amounts immediately prior to modification of those past-due and current for each of the last three fiscal years and latest interim period. Further, quantify for us and disclose for the same periods the amount of past-due receivables not current immediately prior to modification that became current upon modification.

Response:

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

17.	Please tell us how reclassification of previously past-due accounts to current upon modification affects the associated allowance, if any, and quantify for us and disclose the impact of these reclassifications on your allowances for each of the last three fiscal years and latest interim period.

Response:

The reclassification of past-due accounts to current from contract modification does not directly affect the associated allowance for losses. The Company’s analysis of the allowance for losses considers past due accounts along with many other factors, including used truck price trends, the state of the economy and known specific customer risks in determining the allowance for losses. Accounts that are modified were reviewed by credit personnel to determine that the customer is likely to pay under the revised terms. Past due accounts that are determined to be unlikely to pay (under current or potential revised terms) are not modified, but rather they are foreclosed upon. The Company’s analysis of receivable modifications indicates that modified receivables pay in full more than 90% of the amount owed, which is similar to the results for non-modified receivables.

As noted in the response to Comment 16 above, the impact in any one period of the reclassification of payment status from past due to current is not significant to past due reporting. Further when combined with the Company’s practice of approving modifications only to customers likely to perform under the modified terms, there is no significant impact to the allowance for losses from the reclassification of accounts from past due to current upon modification. Also, larger balance high risk impaired accounts are specifically evaluated for losses and, therefore, are not affected by reclassification to current upon modification.

18.	Please tell us and disclose the amount of the net adjustment to unearned income, as indicated in the response to prior comment 17, associated with all finance receivables that have been modified and considered current upon modification, for each of the last three fiscal years and latest interim period.

Response:

Prior to finance leases being modified, the Company creates amortization schedules to ensure that the modified terms result in an adequate return compared to the risks of the particular customer. Once the modified terms were agreed, the new terms were entered into the accounting system and a change in the recorded investment and unearned interest was automatically generated. The Company’s accounting system does not aggregate the cumulative adjustment to unearned interest for any period.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

20.	Refer to the portion of your response to prior comment 17 in which you state that “Since there is no current disclosure requirement with respect to contract modifications not related to credit reasons, the Company does not accumulate and is unable to furnish the Staff with information on all modified balances.” Please explain to us whether the company monitors all modified finance receivables, and if not, why not. If modified finance receivables are not monitored, disclose this fact. In this regard, it appears to us that management would be interested in information provided by monitoring of modified receivables and should consider commencement of monitoring activities. Please advise. Also, explain to us and disclose how the company identifies whether modified finance receivables are performing in accordance with their respective modified terms and the success of such modifications in collecting the associated amounts if modified receivables are not monitored. In connection with this, tell us how the company substantiates the intended revised disclosure indicated in the response to prior comment 15 that “contract modifications are only made when the company has determined that the customer will likely perform under the modified terms” if contracts that have been modified are not monitored.

Response:

The Company monitors the operating performance of all its finance receivables, including modified finance receivables, on a customer-by-customer basis. This is done through continual review, no less than monthly, of customer watch lists, past-due reports, discussions with the finance operations management and their regular contact with the customers.

The Company does not separately accumulate in the ordinary course of business finance receivables that have been modified.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

21.	In connection with the above comment, it appears to us that investors would be interested in knowing the magnitude of all finance receivables that you have modified in assessing the quality of your portfolio. Please disclose and provide us with a quantification, in terms of dollar amount, percentage of total finance receivables, or both, on a reasonable estimated basis if actual information is not available of the modifications undertaken in each of the last three fiscal years and latest interim period. If the amount is estimated, discuss the basis for the estimate. In connection with this, please tell us and disclose the number of trucks underlying all finance receivables that have been modified in meaningful detail for a full understanding of the impact of modifications on your operations (for example, trucks associated with modifications each for TDR’s and non-TDR’s, those associated each with loans and leases, etc.).

Response:

The Company’s accounting systems have not been designed to provide data on all modified finance receivables. In response to the Staff’s request, the Company has produced reports which the Company believes fairly reflect all modification activity for the periods requested. These reports required several months to prepare and review and until systems changes are made, it would not be possible to produce modification data on all accounts within required reporting deadlines. Although the Company has taken care to ensure that the data provided is complete and accurate, the data was not generated from normal course of business reports that have been designed, tested and subjected to typical internal controls.

The Company is modifying its financial systems to comply with the new disclosure requirements of ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which do not require disclosure of all modifications.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Company has compiled the number of units associated with modified finance receivables and has included the figures in the Attachment to this letter.

The Staff indicates that tracking the number of units modified would be useful to understand the Company’s operations. The Company does not manage its finance receivables in terms of units. The Company manages its finance receivables in terms of contracts with customers and the dollar amounts involved. The number of units comes into consideration when assessing the value of underlying collateral on impaired accounts. In making that assessment, the unit value of collateral can vary significantly depending on the age, condition and specifications.

The Company does believe that having enhanced reporting of all modified receivables would be useful for internal purposes and has started to design the necessary systems modifications.

22.	From your response to prior comment 17 it appears that you modify loans that you do not account for as a troubled debt restructuring (“TDR”). You state that typically modifications consist of adding time to the contract term, apparently mainly for short durations. Please tell us on a comprehensive basis and disclose the following:

•	The circumstances in which you modify finance receivables;

•

Describe the key features of your modification program, including (i) a description of the significant terms that are modified and how, (ii) the typical length of each term modified and (iii) the basis for the duration of modifications;

•

Explain (i) how you still expect to fully collect all contractual amounts associated with finance receivables that have been modified, (ii) your success in fully collecting all contractual amounts associated with modified receivables, and (iii) your experience with redefault rates for finance receivables that have been modified; and

•	The methodology used to evaluate impairment of finance receivables identified for modification and why you consider finance receivables modified in this fashion not to be TDR’s.

Response:

See the Attachment to this letter for a summary of all modified finance receivables from 2007 to 2009 and the first half of 2010.

The circumstances in which finance receivables are modified fall into two primary categories neither of which generally results in the granting of concessions:

•	Commercial reasons, including providing customer service for customers not experiencing financial difficulty.

•	Credit reasons for customers experiencing difficulty making payments under the contract terms.

As a practical matter, the distinction between accounts modified for credit and commercial reasons is not always absolute as there are a number of circumstances that can lead to a customer request for modification.

When customer accounts are modified, including those for credit reasons, the Company considers many factors including:

•	The current financial health of the customer.

•	The future financial results forecast for the customer, including future cash flows.

•	Existing payment history for the customer to the Company as well as other creditors.

•	The Company’s evaluation of the likelihood of the customers’ ability to meet revised payment terms.

•	The availability of additional collateral to minimize risk of loss.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

See the response to comment 14 for details on TDRs, including the methodology used to identify impaired finance receivables as TDRs.

23.	Please tell us and disclose whether modified finance receivables have been modified multiple times. If so, tell us and disclose the (i) reason that receivables are modified multiple times, (ii) typical number of times a receivable is modified and (iii) typical total amount of time encompassed when a receivable is modified multiple times, and (iv) for each of the last three fiscal years and latest interim period, the amount of receivables modified multiple times.

Response:

The Company does modify selected finance receivables multiple times. The main reason that receivables are modified multiple times is the customer’s changing circumstances as described in the response to Comment 22 above.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The Company is modifying its financial systems to comply with the new disclosure requirements of ASU 2010-20, which do not require disclosure of all modifications.

Note E. Allowance for Losses, page 48

26.	In your response to prior comment 18 you state that your evaluation is based on a comparison that includes the outstanding receivable balance. Please tell us how your evaluation is consistent with ASC 310-10 and 310-40 that specify the comparison should include the recorded investment in the receivable, which includes, among other things, interest accrued on the loan. Please tell us if your conclusion with respect to whether an individual loan is impaired would differ if the evaluation was based on the recorded investment in the receivable.

Response:

By using the term “outstanding balance” the Company means recorded investment, which is consistent with ASC 310-10 and 310-40. In future filings, the Company will use the term recorded investment. The Company’s conclusion with respect to whether an individual finance receivable is impaired does not change.

27.	It appears from the information you have provided that your method to measure impairment of all receivables is based solely on the net realizable value of the associated collateral. Please confirm to us if this is true. If this is not true, quantify for us and disclose your impaired loans at the end of each of the last two fiscal years and subsequent interim periods by the method used to measure impairment, along with the associated specific reserve. For loans that are not collateral-dependent, tell us and disclose how collectability is evaluated.

Response:

The Company uses the fair value of the associated collateral less costs to sell as the sole basis of measuring impairment on individually evaluated receivables. If the fair value of the collateral less cost to sell is less than the recorded investment, a specific reserve is provided. If the fair value of the collateral less cost to sell exceeded the recorded investment, no specific reserve is required.

The Company’s method used to measure impairment on impaired finance receivables is in accordance with ASC 310-10-35-22, which states that a creditor may measure impairment based on the fair value of the collateral if the loan is a collateral-dependent loan. It also states that creditors should have latitude to develop measurement methods that are practical in their circumstances.

The Company considers all its impaired finance receivables to be collateral dependent because the collateral for the finance receivable is a revenue generating asset and the repayment of the receivable is dependent on either the operation or sale of the underlying collateral. This does not include an expectation of cash except from the sale of the collateral.

In future filings, the Company will enhance its disclosures on measuring impairment on its finance receivables as follows:

The allowance for credit losses consists of both a specific reserve and a general reserve. Impaired receivables are specifically evaluated to determine the amount of impairment and these receivables are considered collateral dependent. Accordingly, the evaluation of specific reserves is based on the fair market value less cost to sell of the associated collateral.

28.

Pursuant to ASC 310-10-35-22, a creditor may measure impairment based on the fair value of the collateral if the loan is a collateral-dependant loan “as a practical expedient.” Otherwise, impairment is to be measured based on the present value of the expected future cash flows discounted at the loan’s effective interest rate. Please tell us and disclose (i) why your methodology is appropriate, (ii) clearly how you determine whether a receivable is collateral-dependant, (iii) the trends, for example, used truck prices, you consider in evaluating impairment of such loans and (iv) for each of the last three fiscal years and the latest interim period, (a) the dollar amount of receivables considered to be collateral-dependant, (b) the proportion such receivables are to your total population of finance receivables and (c) the number of trucks underlying such loans.

Response:

The Company believes it is appropriate to measure impairment on all finance receivables based on the fair value of the associated collateral less costs to sell as explained in the response to Comment 27 above. The Company through its dealer network and its experience in remarketing trucks has excellent information on used truck prices and also considers trends in used truck prices in assessing the value of the collateral. Please refer to the response to Comment 33 in the Company’s November 15th letter to the Staff for how collateral is evaluated.

As disclosed in Note J to the Company’s Form 10-Q for the period ended June 30, 2010 and in Note Q to the Company’s Form 10-K for the period ended December 31, 2010, the collateral value of used trucks is determined using a pricing model.

For the years 2007 through 2009 and the first half of 2010, the amount of impaired loans (all of which are considered to be collateral dependent), the portion of total receivables that are collateral dependent and the number of trucks associated with the collateral dependent loans are noted below:

	2010	2009	2008	2007
Impaired Loans	$67.7	$67.2	$53.9	$48.1
Number of Units	2,061	1,949	1,451	1,012
% of dollar amount of the Portfolio	1.37%	1.21%	0.84%	0.64%

29.	Please tell us whether any collateral-dependant receivables have been modified. If so, explain to us why it is necessary to modify the receivable when it is presumed that the collateral would be sufficient to satisfy the remaining balance of the receivable, and your basis for considering such receivables to be “collateral-dependent” in these circumstances. If collateral-dependent receivables are modified, tell us upon what you base assurance of collection of the receivable, and what other than the associated collateral is considered in evaluating collection and impairment of the receivable. Also, explain to us the steps you undertake to evaluate collateral value including the current functionality, age and deterioration of the collateral in modifying a collateral-dependent loan.

Response:

In limited situations, collateral dependent receivables are modified whether the estimated fair value of the collateral is sufficient or insufficient to cover the remaining balance of the receivable. In such situations where the collateral is insufficient, additional collateral or payment is sometimes required before the modification is approved. This is only done when the Company believes it maximizes the collectability of future payments and is likely to eliminate the necessity of repossessing and selling the associated collateral.

The assurance of collection of these modified receivables is based on the Company’s credit evaluation process as explained in response to comments 15 and 22 above. See the response to Comment 28 above for how collateral is evaluated.

30.	We note your basis for evaluating loans and leases together in determining the allowance for losses. Given that leases are scoped out of the guidance contained in ASC 310-10 and 310-40, please explain to us why your basis is appropriate. Tell us the factors considered in your evaluation of loans and their impairment that would be affected if impairment of loans was considered separate from leases, and how your conclusion and the amount of impairment would be affected.

Response:

The Company’s basis for evaluating loans and leases as a group is that both loans and leases relate to a similar customer base, are secured by the same type of collateral and have a similar payment stream and risk profile. Past due amounts, impaired receivables and other modified finance receivables are monitored on a customer by customer basis and not on a loan versus lease basis (i.e., some customers have both loans and leases receivable outstanding with the Company).

Analysis of the Company’s loss history indicates that the loss experience of loans and leases are similar and the evaluation of loans and their related impairment allowance would not be affected if the evaluation of impairment of loans was performed separately from leases.

32.	For finance receivables that have been modified and are not considered to be TDR’s, please confirm to us whether or not the associated allowance for loss has been computed in accordance with ASC 450-20. If computed in accordance with ASC 450-20, please tell us whether the allowance so computed would be materially different from that computed in accordance with ASC 310-10, and explain to us how you made this determination.

Response:

The Company’s modified finance receivables not otherwise specifically evaluated for impairment and not considered to be TDRs, have been collectively evaluated in determining the associated allowance for loss in accordance with ASC 450-20.

The Company does not believe the allowance for losses would be materially different if modifications not considered to be TDRs were specifically evaluated for impairment in accordance with ASC 310-10. This determination considers, as previously mentioned in the response to Comment 16 above, that the effect modifications have on past dues is not significant and that the vast majority of modified loans perform according to the revised payment terms. Although past due status is not the only factor considered, the Company has recalculated the allowance for losses for its largest finance company from the data gathered in the study. This was done by substituting the “current” past due status of modified accounts with their original past due status prior to modification and found the impact on the allowance for losses to be insignificant.

34.	As requested in our prior comment 20, please tell us the extent to which receivables on non-accrual status have specific reserves.

Response

In our response dated July 21, 2010 to the Staff’s Comment 21 dated June 9, 2010, the Company indicated it had $88.4 million of finance receivables on non-accrual status at December 31, 2009. For those receivables, the Company had a specific reserve of $17.9 million at December 31, 2009.

In accordance with ASC 310-10-35-21, the Company calculates the specific reserve on a customer by customer (individual) basis for large accounts with unique risk characteristics and on a common (pooled) basis for all other impaired accounts as they have similar risk characteristics. In the Company’s response dated July 21, 2010 to the Staff’s Comment 21 dated June 9, 2010, the Company reported a specific reserves (ASC 310 reserve) on impaired finance receivables (loans and leases) of $7.3 million which only included reserves on large accounts with unique characteristics specifically evaluated (some of which were on non-accrual status). There was an additional $13.2 million of reserves on impaired receivables on smaller balance non-accrual accounts with similar risk characteristics that were determined on a pooled basis under ASC 310. For this disclosure, the combined amount of $20.5 million should be included together as a specific reserve (ASC 310 reserve) on impaired receivables rather than including these reserves in the ASC 450 reserves.

37.	Refer to our prior comment 21. Please provide us with a breakdown for each of the last three fiscal years and latest interim period of TDRs that need a reserve or charge-off.

Response:

For the years ended December 31, 2009, 2008 and 2007 and six months ended June 30, 2010, TDR amounts and related reserves are as follows:

($ in Millions)	2010	2009	2008	2007
Loans	$11.4	$12.4	$3.8	$1.9
% of Portfolio	0.2%	0.2%	0.1%	0.1%
Allowance	$0.5	$0.4	$0.1	$0.1
Allowance % of TDR	4.4%	3.2%	2.6%	5.3%

39.	In connection with the above comment, please:

•

Describe for us and disclose your charge-off policy for collateral-dependent impaired receivables. In this regard, clarify whether under your policy the difference between the recorded amount of a receivable and the fair value of the underlying collateral would be charged-off against the allowance and the timing of when the charge-off would take place;

•

Quantify for us the amount of impaired receivables that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off for each of the last three fiscal years and latest interim period; and

•

To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, explain to us how you determined that no impairment loss exists.

Response:

There were no receivables written down to the fair value of the collateral through a direct charge-off in each of the last three years and $2.1 million for the six months ended June 30, 2010. The Company provides an allowance for losses based on collateral values, less cost to sell, when determining impairment. The Company typically charges off collateral-dependent impaired receivables when they are repossessed. This is because there usually is a slight delay (one to two months) between the decision to repossess and the actual repossession and that some customers will pay the amounts owed to the Company when faced with repossession. In cases where repossession is delayed for legal reasons, the Company will record partial charge-offs when it determines it is probable that the only remaining cash flows from the receivables are from the repossession and subsequent disposition of the collateral. The charge-off amount is determined and recorded by comparing the fair value less costs to sell of the underlying collateral.

The reason certain impaired loans do not have a specific reserve (ASC 310 reserve) is because the expected collections from the value of the collateral exceed the net investment. This reflects high down payments related to collateral fair values from conservative underwriting and the principal amortization of loans which results in many loans that have a lower receivable balance to the Company than the fair value of the collateral.

42.	Additionally, please explain to us in clear detail how the $105.5 million in additions to the allowance for 2009 referred to in the response to prior comment 25 was determined. Then, tell us how the determination of this amount complies with the requirements of ASC 310-10, in particular, 35-2, 35-4.e, 35-12 in regard to loans that are individually deemed to be impaired, and 35-15 that specifies that after a loan has been individually identified for evaluation a creditor shall not aggregate loans with common risk characteristics when assessing whether loans are impaired.

Response:

For 2009, the additions to the allowance for losses of $105.5 million consisted of $104.4 million for the Financial Services segment and $1.1 million for Truck and Other. The $1.1 million for Truck and Other was determined in accordance with ASC 450-20.

See the response to Comments 27 and 34 for the explanation of the Company’s process for determining the allowance for losses in accordance with ASC 310-10.

Once accounts are individually deemed to be impaired, they are specifically evaluated for impairment. These accounts are not subsequently aggregated with other accounts with common risk characteristics as part of the collective evaluation for the allowance for losses.

For accounts collectively evaluated for impairment, the Company has developed a range of specific loss estimates, for each of its country’s portfolios based on historical loss experience, taking into account loss frequency and severity in both weak and strong truck markets and economic conditions. The Company has found a meaningful correlation between the past due status of customers and the frequency of losses and as result, bases the allowance for losses for accounts collectively evaluated, in part, on the past due status of accounts. The historical loss experience is updated annually in each country to reflect the effects of another year of activity.

From the updated loss experience information, an evaluation is performed and, if appropriate, changes are made to the existing estimates for loss frequency and severity. From this analysis an estimate of probable credit losses inherent in the portfolio is determined based on current truck market conditions, economic conditions, used truck price trends and other factors impacting the creditworthiness of the Company’s customers and their ability to make payment to the Company. The projected amount is compared to the allowance for losses and an appropriate adjustment is made.

43.	Refer to your response to our prior comment 26. Please tell us the number of instances in which customers are not contractually current for which you are unable to contact the customer and locate the related collateral. Also, please clarify for us when impairment is recognized and recorded in earnings. In addition, please confirm for us, if true, that you do not modify receivables or loans if they are considered to be uncollectible.

Response:

In 2009, the Company had approximately 100 units charged off in instances where the customer was not current and the Company was unable to contact the customer and locate the related collateral. These were smaller balance customers included in the allowance for losses collectively evaluated in accordance with ASC 450-20. The entire balance was charged off to the allowance for losses once it was determined the customer or the trucks could not be located. This is because these instances are included in the loss history used to determine the risk of loss inherent in the portfolio and has already been recognized in the allowance for losses on a collectively evaluated basis and recorded in earnings. The charge off is typically between 30 and 90 days after the account has been placed out for repossession. We do not modify receivables or loans if they are considered to be uncollectible.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas E. Plimpton
Thomas E. Plimpton Vice Chairman and Principal Financial Officer

Attachment (1 of 2)

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

Attachment (2 of 2)

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***